Via Facsimile and U.S. Mail
Mail Stop 6010

November 7, 2008

Mr. John C. Pintozzi
Senior Vice President and
Chief Financial Officer
Allstate Life Insurance Company
3100 Sanders Road
Northbrook, IL 60062

Re: Allstate Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
File Number: 000-31248

Dear Mr. Pintozzi:

We have reviewed your filings and have the following comments. We have limited our review of your filings to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Estimates

Deferred Policy Acquisition Cost Amortization

1. We believe your disclosure regarding the amortization of deferred acquisition costs could be improved to better explain the judgments and uncertainties surrounding the estimate and the potential impact on your financial statements. Please revise your disclosures to:

    a. Discuss how each of your key assumption(s) in developing these items has changed historically over the periods presented.
    b. Discuss how management has adjusted each of the key assumption(s) used in calculating the current year amortization given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).
    c. Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on these items at December 31, 2007 and for the year then ended and on future operations. Applying a hypothetical basis point change to a key assumption and stating the impact it would have would not accomplish the objective of providing the effect of reasonably likely changes.

Item 8. Financial Statements And Supplementary Data, page 53

Consolidated Statements Of Cash Flows, page 56

2. It appears from your disclosure here and in Note 4 on page 69 that you are presenting the liabilities for collateral and security repurchases as operating activities. Please tell us how these transactions meet the definition of operating activities as defined in paragraph 21 of SFAS No. 95.

Form 10-Q for the quarter ended June 30, 2008

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>

<u>Investments, page 26</u>

3. You state that you developed additional risk mitigation and return optimization programs in the second quarter of 2008 to protect certain portions of your investment portfolio and that they consist of potential future reductions in certain real estate and financial-related market sectors. You also state that you will adapt your decisions as appropriate. Lastly, you disclose a change in intent to hold for approximately $2.64 billion of securities resulting in a $714 million realized loss. Please address the following:

   a. Disclose the methodology and assumptions used to determine the $2.64 billion of securities for which you had a change in intent to hold;
   b. In light of these programs, disclose why you believe you have the ability and intent to hold the remaining securities in the investment class for which a change in intent was made, such as CRE CDO, CMBS, ABS RMBS, etc.
   c. Clarify if you have identified the specific securities that have had a change in intent to hold. We note that your disclosure on page 40 describes targeted reductions in various security types;
   d. Disclose the timeframe in which you plan to sell these securities; and
   e. Disclose the factors that would cause you to make additional changes in intent and include quantified and narrative disclosure of the impact that reasonably likely changes in your intent to hold would have on realized capital losses.

4. Please disclose the credit rating with and without the guarantee for all applicable fixed income securities regarding your bond insurer disclosure for your fixed income securities on page 33.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant